UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30726/September 26, 2013

_____

In the Matter of   :
                                                                                          :
Separate Account VA EE   :
4333 Edgewood Road NE   :
Cedar Rapids, IA 52499   :
                                                                                          :
(811-22182)   :

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Separate Account VA EE filed an application on July 3, 2013 and an amended and
restated application on July 26, 2013, requesting an order under section 8(f) of the
Investment Company Act of 1940 (the "Act") declaring that it had ceased to be an
investment company.

On August 30, 2013 a notice of filing of the application was issued (Investment Company
Act Release No. 30683). The notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter having been considered, it is found, on the basis of the information set forth in
the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the
Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

                                                              Kevin M. O'Neill
                                                              Deputy Secretary